EXHIBIT 5

                                  [TRANSLATION]

                                                                  March 22, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT CONCERNING APPOINTMENT OF A DIRECTOR
                                (NOT A COMPANY)

                 Regulation 34(b) of the Securities Regulations
                      (Periodic and Immediate Reports)1970

 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and
     Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. Family name and first name: Hildesheimer Aaron
Type of identification number: Identity Card
Identification number: 000467662
Type of citizenship: Israeli

2. Date of birth: September 6, 1941

3. Address for service of process: 15 Hameshorer Street, Ramat Gan

4. The position that was appointed: Outside Director

5. Prior position with the company before the appointment: None

6. The date on which appointment will commence: March 22, 2006

7. Education:

         DEGREE            SUBJECT          INSTITUTION
         ------            -------          -----------

          MBA          Business Admin.      Hebrew University
          BA             Economics          Hebrew University

8. Primary activities during past 5 years:

       POSITION         PLACE OF WORK            TERM
       --------         -------------            ----

   General Manager     Admon Trust and         Since 1991
                    Investments-Ramat Gan

9. Appointed as alternate director for    N/A

10. The director SERVES as a director in another company.
    Pardes Industries Ltd. ID#52-0033747. Migdal Investment Funds ID#51-1303661

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11. The director IS NOT an employee of the company or a subsidiary or an affiliated company.

12. The director IS NOT a relative of another interested shareholder of the company.

13. The director DOES NOT OWN shares and convertible securities of the company or a subsidiary or affiliated company.

14. The director IS a member of a committee of the board of directors: Audit committee.

15. The director IS an accounting and financial expert (as defined in the guideline issued by the [Israel] Securities Authority pursuant to Section 36A of the Securities Law-1968.

Mr. A. Hildesheimer is a director that was regarded by the company as having accounting and financial expertise for the purpose of satisfying the minimum number determined by the board of directors pursuant to Section 92(a)(12) of the Companies Law.